

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Fui Chu Lo
Chief Financial Officer
iOThree Limited
140 Paya Lebar Road #07-02
AZ @ Paya Lebar
Singapore 409015

Re: iOThree Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed April 30, 2024
File No. 333-276674

Dear Fui Chu Lo:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

General

1.   Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Marc J. Adesso